UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

AAC Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

000307108

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00307108	Page 2 of 5

(1)	NAMES OF REPORTING PERSONS Jerrod N. Menz
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 1,777,745
(6) SHARED VOTING POWER 2,026,176 (1)
(7) SOLE DISPOSITIVE POWER 1,777,745
(8) SHARED DISPOSITIVE POWER 2,026,176 (1)
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,803,921
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.9% (2)
(12)	TYPE OF REPORTING PERSON (See Instructions) IN

FOOTNOTES

1.	Consists of (i) 954,507 shares held of record by the Irrevocable Family Trust of Victoria Menz of which Mr. Menz serves as one of two trustees, (ii) 954,507 shares held of record by the Irrevocable Family Trust of Jerrod Menz of which Mr. Menz’s family is the beneficiary and (iii) 117,162 shares held of record by Victoria Menz, Mr. Menz’s spouse, of which Mr. Menz has shared voting and dispositive power.

2.	Consists of (i) 1,777,745 shares of record held by Mr. Menz, (ii) 954,507 shares held of record by the Irrevocable Family Trust of Victoria Menz of which Mr. Menz serves as one of two trustees, (iii) 954,507 shares held of record by the Irrevocable Family Trust of Jerrod Menz of which Mr. Menz’s family is the beneficiary and (iv) 117,162 shares held of record by Victoria Menz, Mr. Menz’s spouse, of which Mr. Menz has shared voting and dispositive power.

3.	Based on 23,872,436 shares of Common Stock outstanding as of December 31, 2017.

Item 1.

(a)	Name of Issuer:

AAC Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices

200 Powell Place

Brentwood, TN 37027

Item 2.

(a)	Name of Person Filing:

Jerrod N. Menz

(b)	Address of Principal Business Office or, if None, Residence:

61 Whitworth Blvd

Nashville, TN 37205

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock, $0.001 par value

(e)	CUSIP Number:

000307108

Item 3.     If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a), (b) and (c)

Person	Total Shares of Common Stock Beneficially Owned	Percent of Class(1)	Sole Voting Power	Shared Voting Power	Sole Power to Dispose	Shared Power to Dispose
Jerrod N. Menz	3,803,921(2)	15.9%	1,777,745	2,026,176(3)	1,777,745	2,026,176(3)

(1)	Based on 23,872,436 shares of Common Stock outstanding as of December 31, 2017.

(2)	Consists of (i) 1,777,745 shares of record held by Mr. Menz, (ii) 954,507 shares held of record by the Irrevocable Family Trust of Victoria Menz of which Mr. Menz serves as one of two trustees, (iii) 954,507 shares held of record by the Irrevocable Family Trust of Jerrod Menz of which Mr. Menz’s family is the beneficiary and (iv) 117,162 shares held of record by Victoria Menz, Mr. Menz’s spouse, of which Mr. Menz has shared voting and dispositive power.

(3)	Consists of (i) 954,507 shares held of record by the Irrevocable Family Trust of Victoria Menz of which Mr. Menz serves as one of two trustees, (ii) 954,507 shares held of record by the Irrevocable Family Trust of Jerrod Menz of which Mr. Menz’s family is the beneficiary and (iii) 117,162 shares held of record by Victoria Menz, Mr. Menz’s spouse, of which Mr. Menz has shared voting and dispositive power.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2018

By:	/s/ Jerrod N. Menz
Name: Jerrod N. Menz